U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of August, 2012	Commission File Number: 000-29870

CREAM MINERALS LTD.
(Translation of registrant’s name into English)

1400-570 Granville Street
Vancouver, British Columbia, Canada  V6C 3P1
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

DOCUMENTS FILED AS PART OF THIS FORM 6-K

The documents listed in the Exhibit Index hereto are filed as a part of this Form 6-K and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 4, 2012

CREAM MINERALS LTD. (Registrant)
By:	"Michael E. O'Connor"
	Name:	Michael E. O'Connor
	Title:	President and Chief Executive Officer

Form 6-K Exhibit Index1

Exhibit No.

99.1	Condensed Interim Financial Statements for the Three Months ended June 30, 2012
99.2	Management's Discussion & Analysis for the Three Months ended June 30, 2012
99.3	Form 52-109FV2 Certification of Interim Filings - Venture Issuer Basic Certificate - Chief Executive Officer
99.4	Form 52-109FV2 Certification of Interim Filings - Venture Issuer Basic Certificate - Chief Financial Officer